NELSON MULLINS RILEY & SCARBOROUGH LLP
ATTORNEYS AND COUNSELORS AT LAW

301 Hillsborough Street, Suite 1400
Raleigh, NC 27603
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May 1, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric Atallah
Lynn Dicker

RE:	Apimeds Pharmaceuticals US, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-42545

Ladies and Gentlemen:

On behalf of Apimeds Pharmaceuticals US, Inc. (the “Company”), we are hereby responding to the letter dated May 1, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”). In response to the Comment Letter, the Company is filing Amendment No. 1 on Form 10-K/A (the “Form 10-K/A”) with the Commission today, which includes revisions made to the Annual Report in response to the Staff’s comments. The numbered paragraph below corresponds to the numbered comment in the Comment Letter, and the Staff’s comment is presented in bold italics.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 9A. Controls and Procedures, page 32

1.	We note your management concluded that your disclosure controls and procedures was effective and that your internal control over financial reporting was not effective due to material weaknesses identified. On page 33 of your Form 10-K, you disclose that “we do not have sufficiently documented procedures or control activities in place to support a reliable financial reporting process. This includes an absence of controls over the review and approval of journal entries, segregation of duties, reconciliations, and other fundamental accounting processes.” It would appear these control activities would also affect your disclosure controls and procedures. Please explain how your officers determined that your disclosure controls and procedures were effective despite the material weaknesses you identified.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed the Form 10-K/A with the Commission to correct disclosure in Part II, Item 9A. “Controls and Procedures” of the Annual Report to indicate that the Company’s disclosure controls and procedures were not effective as of December 31, 2024.

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If you have any additional questions regarding our response or the Form 10-K/A, please do not hesitate to contact me at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim